Exhibit 99.1

For More Information Contact:

Damon Wright

+1 (714) 382-5013

damon.wright@ingrammicro.com

INGRAM MICRO ENTERS INTO AGREEMENT TO BE ACQUIRED BY

TIANJIN TIANHAI TO BECOME A PART OF HNA GROUP

Transaction valued at approximately $6.0 billion, or $38.90 Per Share

Ingram Micro will continue to be headquartered in Irvine, California,

operating as a subsidiary of Tianjin Tianhai

Transaction will enable Ingram Micro to accelerate strategic investments,

adding expertise, capabilities and geographic reach

February 17, 2016 – Ingram Micro Inc. (NYSE: IM) and Tianjin Tianhai Investment Company, Ltd. (Tianjin Tianhai) (SSE A Share: 600751 and SSE B Share: 900938) today announced that they have entered into a definitive merger agreement under which Tianjin Tianhai will acquire Ingram Micro for $38.90 per share in an all-cash transaction with an equity value of approximately $6.0 billion. Upon close of the merger, Ingram Micro will become a part of HNA Group, a Hainan-based Fortune Global 500 enterprise group and a leader in aviation, tourism and logistics and the largest stockholder of Tianjin Tianhai. The transaction, which has been unanimously approved by both Ingram Micro’s and Tianjin Tianhai’s boards of directors, represents a premium of approximately 39% over the average closing share price of Ingram Micro for the 30 trading days ended February 16, 2016.

Following the close of the transaction, which is expected in the second half of 2016, Ingram Micro will operate as a subsidiary of Tianjin Tianhai, consolidated under HNA Group, the largest stockholder of Tianjin Tianhai (via HNA Group’s subsidiaries). Ingram Micro is expected to remain headquartered in Irvine, California, and Ingram Micro’s executive management team will remain in place, with Alain Monié continuing to lead as CEO. All Ingram Micro lines of business and all regional and country operations are expected to continue unaffected.

Adam Tan, Vice Chairman of the Board of Directors and CEO of HNA Group, said, “Ingram Micro has clearly established itself as a leading distributor and global provider of IT products and services. The Company has a proven and talented team and we believe Ingram Micro is unrivaled in its ability to offer industry-leading, differentiated and easy-to-manage solutions to vendor and customer partners worldwide. We look forward to supporting Ingram Micro’s management team and strategies, including continued expansion into new geographies, while also offering their vendor and customer partners access to new and complementary offerings. We share Ingram Micro’s commitment to integrity, innovation and performance and we are confident this transaction will enable Ingram Micro to continue to distinguish itself in the marketplace and meet the needs of its vendor and customer partners better than ever before.”

Mr. Tan also said, “After the transaction, Ingram Micro would become the largest member enterprise of HNA Group in terms of revenue, and facilitate the internationalization process of the group. With the help of Ingram Micro, HNA Group would have access to business opportunities in emerging markets, which have higher growth rates and better profitability. Furthermore, the addition of Ingram Micro would help the logistics sector of HNA Group transform from a logistics operator to a supply chain operator, and provide one-stop services while improving efficiencies.”

Alain Monié, Ingram Micro CEO, said, “Our agreement to join HNA Group delivers near-term and compelling cash value to our stockholders and we expect it to provide exciting new opportunities for our vendors, customers and associates. Innovation, new services introduction, brand management and ensuring the stability and continuity of the businesses joining their enterprise are fundamental to HNA Group’s overall strategy. As a part of HNA Group, we will have the ability to accelerate strategic investment, as we continue to capitalize on the constant evolution of technology and emerging trends by adding expertise, capabilities and geographic reach. Additionally, Ingram Micro will now be part of a larger organization that has complementary logistics capabilities and a strong presence in China that can further support the growth and profitability objectives of our vendor and customer partners.”

Mr. Monié continued, “HNA Group is committed to maintaining the leadership teams and core values that have made Ingram Micro a trusted partner and industry leader, and as a part of a larger organization, our global associates will have the added opportunity to expand their career objectives while remaining dedicated to Ingram Micro’s core principles. We are delighted to join forces with HNA Group, a partner who shares our vision for Ingram Micro and is committed to accelerating the growth of our business to provide innovative solutions across the IT ecosystem.”

Dale R. Laurance, Chairman of the Board of Directors of Ingram Micro, said, “HNA Group has a long and successful history of investing in and supporting leading global brands to advance the companies’ business objectives. HNA Group has a stated focus to grow globally and to invest further in the operations they acquire. The Board and I are confident that this transaction is in the best interest of our stockholders and that it will create an even stronger partner and value proposition for Ingram Micro’s vendors and customers around the world.”

In conjunction with this announcement, Ingram Micro is suspending its quarterly dividend payment and its share repurchase program prior to the closing of the transaction.

The transaction is subject to regulatory approvals in various jurisdictions, as well as the approval of Ingram Micro’s and Tianjin Tianhai’s stockholders and the satisfaction of other customary closing conditions.

China International Capital Corporation Limited and Bravia Capital jointly acted as lead financial advisors to HNA Group. Weil, Gotshal & Manges LLP acted as HNA Group’s legal counsel.

Morgan Stanley & Co. LLC acted as financial advisor to Ingram Micro and Davis Polk & Wardwell LLP acted as Ingram Micro’s legal counsel.

Fourth Quarter 2015 Results

Ingram Micro plans to release its 2015 fourth quarter financial results on February 25, 2016; however, as a result of the transaction announced today, Ingram Micro will not be hosting a conference call to discuss its financial results.

About HNA Group

Developed from a local aviation transportation operator to a conglomerate encompassing core divisions of aviation, holdings, capital, tourism and logistics, HNA Group’s business outreach has expanded from Hainan Island to the globe, which has assets valued at over $90 billion, and has 11 listed companies. In 2015, HNA Group had revenues of $29 billion and nearly 180,000 employees worldwide. More at www.hnagroup.com.

About Tianjin Tianhai

Tianjin Tianhai was established in December 1st, 1992, located in Tianjin Airport Economic Zone, with registered capital above RMB2.89 billion. Tianjin Tianhai is a Shanghai Stock Exchange traded company. Tianjin Tianhai has now developed from a traditional marine shipping company into a modern logistic industry investor and operator, focusing on investment in logistic market segments, supply chain investment and management based on upstream and downstream of the logistic industry, as well as financing service for the logistic industry. With its clear vision, Tianjin Tianhai will be committed to becoming a core platform for logistic assets investment/management and financing service with global coverage under HNA Group.

About Ingram Micro Inc.

Ingram Micro helps businesses Realize the Promise of Technology™. It delivers a full spectrum of global technology and supply chain services to businesses around the world. Deep expertise in technology solutions, mobility, cloud, and supply chain solutions enables its business partners to operate efficiently and successfully in the markets they serve. Unrivaled agility, deep market insights and the trust and dependability that come from decades of proven relationships, set Ingram Micro apart and ahead. More at www.ingrammicro.com.

Additional Information

In connection with the proposed merger, Ingram Micro will file a proxy statement with the Securities and Exchange Commission (the “SEC”). STOCKHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders may obtain a free copy of the proxy statement (when available) and any other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. In addition, stockholders will be able to obtain, without charge, a copy of the proxy statement and other relevant documents (when available) from the “Investors” section of Ingram Micro’s website or by contacting Ingram Micro’s investor relations department via e-mail at damon.wright@ingrammicro.com.

Participants in the Solicitation

Ingram Micro and its directors, executive officers and other members of its management and employees as well as Tianjin Tianhai and the HNA Group and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Ingram Micro’s stockholders with respect to the merger. Information about Ingram Micro’s directors and executive officers and their ownership of Ingram Micro’s common stock is set forth in the proxy statement for Ingram Micro’s 2015 Annual Meeting of Stockholders and Ingram Micro’s Annual Report on Form 10-K for the fiscal year ended January 3, 2015. Stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the merger, including the interests of Ingram Micro’s directors and executive officers in the merger, which may be different than those of Ingram Micro’s stockholders generally, by reading the proxy statement (when available) and other relevant documents regarding the merger, which will be filed with the SEC.

Cautionary Statement for the Purpose of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

The matters in this communication that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act are based on current management expectations. Certain risks may cause such expectations to not be achieved and, in turn, may have a material adverse effect on Ingram Micro’s business, financial condition and results of operations. Ingram Micro disclaims any duty to update any forward-looking statements. Important risk factors that could cause actual results to differ materially from those discussed in the forward-looking statements include, without limitation: (1) changes in macro-economic and geopolitical conditions can affect our business and results of operations; (2) our acquisition and investment strategies may not produce the expected benefits, which may adversely affect results of operations; (3) we are dependent on a variety of information systems, which, if not properly functioning, and available, or if we experience system security breaches, data protection breaches or other cyber-attacks, could adversely disrupt our business and harm our reputation and net sales; (4) the validity, subsistence and enforceability of the patent portfolio that we currently hold or acquire may be challenged, and we have a risk of being involved in intellectual property disputes that could cause us to incur substantial costs, divert the efforts of management or require us to pay substantial damages or licensing fees;(5) failure to retain and recruit key personnel would harm our ability to meet key objectives; (6) we operate a global business that exposes us to risks associated with conducting business in multiple jurisdictions; (7) our failure to adequately adapt to industry changes could negatively impact our future operating results; (8) we continually experience intense competition across all markets for our products and services; (9) termination of a key supply or services agreement or a significant change in supplier terms or conditions of sale could negatively affect our operating margins, revenue or the level of capital required to fund our operations; (10) substantial defaults by our customers or the loss of significant customers could negatively impact our business, results of operations, financial condition or liquidity; (11) changes in, or interpretations of, tax rules and regulations, changes in the mix of our business amongst different tax jurisdictions, and deterioration of the performance of our business may adversely affect our effective income tax rates or operating margins and we may be required to pay additional taxes and/or tax assessments, as well as record valuation allowances relating to our deferred tax assets; (12) our goodwill and identifiable intangible assets could become impaired, which could reduce the value of our assets and reduce our net income in the year in which the write-off occurs; (13) changes in our credit rating or other market factors, such as adverse capital and credit market conditions or reductions in cash flow from operations may affect our ability to meet liquidity needs, reduce access to capital, and/or increase our costs of borrowing; (14) we cannot predict the outcome of litigation matters and other contingencies that we may be involved with from time to time; (15) Our failure to comply with the requirements of environmental regulations could adversely affect our business; (16) we face a variety of risks in our reliance on third-party service companies, including shipping companies, for the delivery of our products and outsourcing arrangements; (17) changes in accounting rules could adversely affect our future operating results; (18) our quarterly results have fluctuated significantly; (19) despite its global presence, Ingram Micro may fail to proactively identify and tap into emerging markets and geographies; (20) the possibility of our acquisition by Tianjin Tianhai / the HNA Group not being timely completed, if completed at all; and (21) prior to the completion of our acquisition by Tianjin Tianhai / the HNA Group, our business experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with vendors, customers, licensees, other business partners or governmental entities, or retain key employees. We have historically instituted, and will continue to institute, changes to our strategies, operations and processes in an effort to address and mitigate risks; however, there are no assurances that Ingram Micro will be successful in these efforts. For a further discussion of significant factors to consider in connection with forward-looking statements concerning Ingram Micro, reference is made to our SEC filings, and specifically to Item 1A-Risk Factors, of our latest Annual Report on Form 10K.

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